UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 48 18 28 1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

Amendment to Articles of Association

On May 26, 2016, Globant, S.A., a Luxembourg joint stock company (the “Company”), completed the process of amending the Company’s Articles of Association in accordance with the revisions approved at the Extraordinary General Meeting of Shareholders held on May 6, 2016 and as reported in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 11, 2016. The amended Articles of Association are included as Exhibit 1.1 hereto.

The Company is furnishing under the cover of Form 6-K the following:

Exhibit 1.1	Articles of Association, dated May 6, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ ALEJANDRO SCANNAPIECO
Name: Alejandro Scannapieco
Title: Chief Financial Officer

Date: June 1, 2016